Media release

Rio Tinto plc - 2016 annual general meeting voting results

14 April 2016

The annual general meeting of Rio Tinto plc was held on 14 April 2016.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

Resolutions 1 to 17 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Brisbane, Australia on 5 May 2016.

The remaining resolutions 18 to 21 were put to Rio Tinto plc shareholders on a poll at the annual general meeting today. The results of that poll, as certified by the scrutineer, Computershare Investor Services PLC, were as follows:

Resolutions	For	% of shares voted	Against	% of shares voted	Withheld*	Result
18. General authority to allot shares	910,808,386	91.71%	82,343,837	8.29%	5,096,853	CARRIED
19. Disapplication of pre-emption rights	784,327,474	79.14%	206,794,141	20.86%	7,120,462	CARRIED
20. Authority to purchase Rio Tinto plc shares	989,548,633	99.18%	8,154,745	0.82%	542,997	CARRIED
21. Notice period for general meetings other than annual general meetings	927,358,150	92.98%	69,976,696	7.02%	896,560	CARRIED

*It should be noted that a vote ‘withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes for and against each resolution.

For the purposes of section 341 of the UK Companies Act 2006, the votes validly cast are expressed in the table below as a percentage of Rio Tinto plc's total issued share capital (excluding shares held in Treasury) as at 6pm on 12 April 2016, being the time at which a shareholder had to be registered in the Company’s register of members in order to attend and vote at the annual general meeting.

Resolutions	Votes cast as a percentage of Rio Tinto plc's issued share capital
18. General authority to allot shares	72.26%
19. Disapplication of pre-emption rights	72.11%
20. Authority to purchase Rio Tinto plc shares	72.59%
21. Notice period for general meetings other than annual general meetings	72.56%

Resolutions 19 to 21 were passed as special resolutions.  Copies of resolutions 18 to 21 will be filed at Companies House.

With regard to resolution 19, shareholders will have noted that this year the Company amended the authority being sought in Resolution 19 to increase the disapplication of statutory pre-emption rights from 5% to 10% of Rio Tinto’s issued share capital, for use only in the limited circumstances referred to in the notice of meeting, in line with the updated statement of principles issued by the Pre-Emption Group in March 2015. The resolution unfortunately contained a numerical error, as a result of which, as in previous years, the maximum number of shares which the Company could issue on a non-pre-emptive basis pursuant to this authority remains at 5% of Rio Tinto’s issued share capital at the latest practicable date prior to the date of the meeting.

In addition it is in any event apparent that certain institutional investors have differing views over the new Pre-Emption Group principles.  In 2017 Rio Tinto plans to revert to its previous approach of seeking a 5% disapplication and will seek further engagement with shareholders in relation to the Pre-Emption Group’s principles.

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business have been submitted to the National Storage Mechanism and will be available for inspection at http://www.morningstar.co.uk/uk/NSM

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Rio Tinto plc

6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885

Rio Tinto Limited

120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404